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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                           FOR THE MONTH OF MAY, 2000.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F     X      Form 40-F
                     --------            ---------

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes           No    X
              --------     --------

          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)


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                                                             [CNH LOGO]

                         NEWS RELEASE

                         For Immediate Release

                         CNH COMPLETES REQUIRED DIVESTITURE
                         OF HAY AND FORAGE INDUSTRIES


           For more      Racine, Wisconsin (May 16, 2000) - CNH Global
information contact:     (N:CNH) announced today that it has completed the
                         sale of its interest in Hay and Forage Industries
                         (HFI) to AGCO Corporation, following approval by
                         the U.S. Department of Justice. Terms of the
William B. Masterson     agreement were not disclosed.
     01 262 636 5793
                         The two companies announced earlier this month that they had reached a sales agreement, pending Department of Justice approval. CNH agreed to sell its interest in HFI in compliance with terms set by Department of Justice's approval of the business merger of Case Corporation and New
                         Holland in November 1999. Case and AGCO had been joint venture partners in HFI since
                         1991.

                         AGCO will continue to provide Case IH-branded hay tool products to the Case IH distribution network until March 31, 2001. In addition, the companies have agreed to a long-term arrangement for the supply of parts for Case IH products produced at the HFI plant. CNH is currently developing a separate Case IH line of hay and forage products.

                         CNH is successfully working toward completion of all regulatory divestiture requirements in North America and Europe. A sales agreement with ARGO S.p.A., the holding company of Landini S.p.A., for a plant in Breganze, Italy, the Laverda line of non-hillside combines that are produced there, and a number of large square balers sold in Europe, was approved by the European Commission last week. In February, CNH completed the divestiture of the Austrian commercial distribution rights of two of its compact tractor models to Lindner Traktorenwerk GesmbH, an Austrian agricultural machinery maker.

                         With strong global brands, CNH is a leader in the agricultural equipment, construction equipment and financial services industries and had combined 1999 revenues of approximately $11 billion. Based in the United States, CNH has operations in 16 countries and sells its products in 160 markets through a network of more than 10,000 dealers and distributors. CNH equipment is sold under the following brands: Case, Case IH, Fermec, Fiatallis, Fiat-Hitachi, Link-Belt (earth moving equipment), New Holland, O&K and Steyr. CNH offers a range of financial services under the Case Credit, New Holland Credit, CNH Capital and Soris brands.


- CNH Global N.V. Administrative Offices 700 State Street Racine,
                WI 53404 U.S.A. http://www.cnh.com -

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                                  SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                              CNH Global N.V.



                                              By:     /s/ Kevin J. Hallagan
                                                  -----------------------------
                                                      Kevin J. Hallagan
                                                      Assistant Secretary



         May 17, 2000